15 December 2004

BAE Systems welcomes Typhoon announcement

Further to the company's announcement of 6 December 2004 regarding agreement in principle with the UK MoD on a way forward for the Typhoon programme, BAE Systems welcomes today's announcement by HM Government regarding agreement by the four partner nations.

Issued by
BAE Systems plc
London